Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-127405

SUPPLEMENT NO. 7 DATED JULY 3, 2008, TO THE PROSPECTUS

DATED APRIL 25, 2008 OF CB RICHARD ELLIS REALTY TRUST

We are providing this Supplement No. 7 to you in order to supplement our prospectus dated April 25, 2008. This supplement provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No.1 dated May 6, 2008, Supplement No. 2 dated May 7, 2008, Supplement No. 3 dated May 16, 2008, Supplement No. 4 dated June 13, 2008, Supplement No. 5 dated June 16, 2008 and Supplement No. 6 dated June 30, 2008. Capitalized terms used in this Supplement No. 7 have the same meanings in the prospects unless otherwise stated herein. The terms “we,” “our,” and “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

The following information should be read in conjunction with the information in our prospectus, including the section entitled “Real Estate Investments—Properties.”

RECENT DEVELOPMENTS

Acquisition of Enclave on the Lake

On July 1, 2008, we acquired a fee interest in Enclave on the Lake, located at 1255 Enclave Parkway, in Houston, Texas, or Enclave, from unrelated third parties. We acquired Enclave for approximately $37,250,000, exclusive of customary closing costs, which was funded using net proceeds from our initial public offering. Upon closing, we paid our investment advisor, CBRE Advisors LLC, an acquisition fee of approximately $372,500. This acquisition fee is not included in the $37,250,000 total acquisition cost of Enclave on the Lake. Enclave consists of a six-story office building with structured and surface parking lots completed in 1999. The office building is 100% leased to SBM Offshore, N.V., a Netherlands based supplier of products and services to the oil and gas industry.